

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

April 21, 2008

By U.S. Mail

Mr. Mark E. Felstein, President
Westview Acquisition Corp.
401 E. Las Olas Boulevard, Suite 1560
Ft. Lauderdale, FL 33301

> **Re:** **Westview Acquisition Corp.**
> **Form 8-K/A dated February 4, 2008**
> **Filed April 16, 2008**
> **File No. 0-52497**

Dear Mr. Felstein,

We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel
and Health Care Services